UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67469

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___**01/01/21**___ AND ENDING ___**12/31/21**___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Dempsey Lord Smith, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
               ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

901 North Broad Street, Suite 400
                                                        (No. and Street)

Rome   **GA**   **30161**
         (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jerry E. Dempsey   **(706) 238-9575**   **jerry.dempsey@dempseyi.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
                    (Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, STE 2-1680   **Atlanta**   **Georgia**   **30339**
(Address)   (City)   (State)   (Zip Code)

05/05/2009   **3514**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jerry E. Dempsey**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Dempsey Lord Smith, LLC**, as of **December 31**, **2021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

Faye Barnett
Notary Public 06/14/2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DEMPSEY LORD SMITH, LLC
Financial Statements
For the Year Ended
December 31, 2021
With
Report of Independent Registered
Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Dempsey Lord Smith, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dempsey Lord Smith, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005.

March 25, 2022
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

DEMPSEY LORD SMITH, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	4,239,024
Commissions receivable		1,618,921
Due from clearing broker		94,151
Office furniture and equipment, net of		
accumulated depreciation of $146,646		12,514
Deposit with clearing broker		50,000
Prepaid expense		70,595
Due from related party		175,000
Total Assets	$	6,260,205

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	11,860
Accrued commissions		2,714,607
Other accrued expenses		315,944
Total Liabilities		3,042,411
MEMBERS' EQUITY		3,217,794
Total Liabilities and Members' Equity	$	6,260,205

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021

REVENUES	
Commissions	$ 14,799,446
Mutual fund fees	2,216,167
Advisory	3,523,323
Interest	3,932
Total revenues	20,542,868
EXPENSES	
Commissions	13,649,224
Guaranteed payments to partners	1,040,216
Employee compensation and benefits	743,211
Clearing and execution charges	514,270
Communications	18,715
Occupancy and equipment	191,500
Other expenses	2,661,627
Total expenses	18,818,763
NET INCOME	$ 1,724,105

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

	2021
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,724,105
ITEMS WHICH DO NOT IMPACT CASH:	
Depreciation	4,000
Adjustments to reconcile net income to net cash provided by operations:	
Increase in commissions receivable	(739,169)
Decrease in due from clearing broker	80,050
Increase in prepaid expense	(22,534)
Decrease in advances to employees	2,500
Decrease in accounts payable	(28,801)
Increase in accrued commissions	110,062
Decrease in other accrued expenses	(261,507)
NET CASH PROVIDED BY OPERATING ACTIVITIES	868,706
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(1,912,000)
NET CASH USED BY FINANCING ACTIVIIES	(1,912,000)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office furniture and equipment	(3,967)
Loan payment from related party	5,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	1,033
NET DECREASE IN CASH	(1,042,261)
CASH BALANCE:	
Beginning of year	5,281,285
End of year	$ 4,239,024

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2021

Balance, December 31, 2020	$ 3,405,689
Net Income	1,724,105
Distributions to Members	(1,912,000)
Balance, December 31, 2021	$ 3,217,794

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Dempsey Lord Smith, LLC (the "Company"), a Georgia Limited Liability Company organized in April 2006, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company the members' liability is limited to their investment.

The Company operates as a "general securities" and "managing" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

Cash: The Company maintains its cash deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Office Furniture and Equipment: Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through partnership, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

DEMPSEY LORD SMITH, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Date of Management's Review</u> – Subsequent events were evaluated through the date the financial statements were issued.

<u>Revenue Recognition:</u> Revenue from contracts with customers includes commission income and fees from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investments vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell their shares to investors. Marketing or distribution fees are earned upon sale or redemption of the investments as well as fees received over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly or monthly and are recognized as revenue in the period in which performance obligations are satisfied.

The Company recognizes commissions from private placements upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the Company.

<u>Commissions Receivable:</u> Commissions receivable are uncollateralized obligations under normal trade terms. The carrying amount of commissions receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all commissions receivable balances and based on an assessment of current credit

DEMPSEY LORD SMITH, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the commissions receivable recorded at December 31, 2021 are fully collectable and are therefore stated without an allowance for credit losses.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $2,602,907 which was $2,400,079 in excess of its required net capital of $202,828 and its ratio of aggregate indebtedness to net capital was 1.1689 to 1.0.

NOTE C — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D — CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company's clearing agreement requires that a minimum balance of $50,000 be maintained on deposit with the clearing broker and that minimum net capital of $150,000 be maintained. Amounts receivable from its clearing broker at December 31, 2021 consists of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2021 and no allowance is required.

NOTE E — LEASES AND RELATED PARTIES

The Company leases three office premises locations from its members or entities controlled by its members. The leases became month to month effective January 2018.

For the year ended December 31, 2021, rent expense under related party premises leases was $187,500.

At December 31, 2021, the Company has a note receivable of $175,000 from an entity controlled by its members. The note is non-interest bearing and due on demand.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE F – CONTINGENCIES

The Company is subject to litigation and customer claims in the normal course of business. At December 31, 2021, the Company is engaged in defending claims with customers. The Company has accrued $150,450 for these matters that is included in other accrued expenses in the statement of financial condition.

In one of the matters in progress at December 31, 2021, the Company is defendant, along with approximately eighty other broker dealers, in matters involving sales of investments in a family of Funds. Investors and regulators allege, among other things, that the Funds are Ponzi schemes and that the organizers and officers of the Funds took undisclosed fees and payments from the Funds. The Company sold approximately $5 million of investments in the Funds. The resolution of this matter will likely be unknown for several years.

NOTE G – CUSTOMER CONCENTRATIONS

During 2021, the Company had one customer that accounted for approximately 24% of total revenues. Approximately 63% of commissions receivable at December 31, 2021 is due from one customer.

NOTE H – ECONOMIC RISKS

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

SUPPLEMENTAL INFORMATION

SCHEDULE I
DEMPSEY LORD SMITH, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2021

NET CAPITAL:

Total members' equity	$3,217,794
Less non-allowable assets:	
Commissions receivable, non-allowable	(356,778)
Office furniture and equipment	(12,514)
Other assets	(245,595)
	(614,887)
Net capital before haircuts	2,602,907
Less haircuts	-
Net capital	2,602,907
Minimum net capital required	202,828
Excess net capital	$2,400,079
Aggregate indebtedness	$3,042,411
Minimum net capital based on aggregate indebtedness	$ 202,828
Ratio of aggregate indebtedness to net capital	1.1689 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2021

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5, as amended, and net capital as reported above.

DEMPSEY LORD SMITH, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act
of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act
of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Dempsey Lord Smith, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Dempsey Lord Smith, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dempsey Lord Smith, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Dempsey Lord Smith, LLC stated that Dempsey Lord Smith, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dempsey Lord Smith, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dempsey Lord Smith, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 25, 2022
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

 **DEMPSEY LORD SMITH, LLC**

February 11, 2022

BROKER DEALERS ANNUAL EXEMPTION REPORT

Dempsey Lord Smith, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R§240.17a-5(d)(1) and (4). To the best its knowledge and belief, the Company states the following:

The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

The Company met the identified exemption provisions throughout the most recent year ended December 31, 2021 without exception.

Sincerely,



Jerry E Dempsey
CEO, Dempsey Lord Smith, LLC